Exhibit 1

270,000,000 COMMON SHARES (without par value)

(INCLUDING COMMON SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (ADSs))

ISSUED BY

BRF S.A.

INTERNATIONAL UNDERWRITING AND PLACEMENT FACILITATION AGREEMENT

February 1, 2022

BRF S.A.

Av. das Nações Unidas, 8501, 1st Floor

Pinheiros – 05425-070

São Paulo – SP

Brazil

Ladies and Gentlemen:

1.               Introduction. BRF S.A. (the “Company”), a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil (“Brazil”) agrees to issue and sell to the several underwriters listed in Schedule A1 hereto for which Citigroup Global Markets Inc. is acting as representative (the “Representative”) of the several underwriters identified in Schedule A1 hereto (each an “International Underwriter”), pursuant to this international underwriting and placement facilitation agreement (the “Agreement”), an aggregate of 270,000,000 common shares, without par value, issued by the Company, including common shares represented by American Depositary Shares (“ADSs”), each ADS representing one common share, without par value, of the Company (such common shares, represented by ADSs, being hereinafter referred to as the “Offered ADSs”).

The Offered ADSs purchased by the International Underwriters will be issued by The Bank of New York Mellon (the “ADS Depositary”) and may be evidenced by American Depositary Receipts (“ADRs”) pursuant to the Amended and Restated Deposit Agreement, dated as of November 2, 2011, among the Company, the ADS Depositary, and all holders and beneficial owners of the ADSs issued thereunder (the “ADS Deposit Agreement”). The common shares, without par value, of the Company represented by the Offered ADSs are hereinafter referred to as the “Underlying Shares.”

In addition to the ADSs sold pursuant to this Agreement, the Company is concurrently entering into a Contrato de Coordenação, Garantia Firme de Liquidação e Distribuição com Esforços Restritos de Ações Ordinárias de Emissão de BRF S.A. (the “Brazilian Underwriting Agreement”) dated as of the date hereof, among the Company and Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Banco BTG Pactual S.A., Banco Itaú BBA S.A., Banco J.P. Morgan S.A., Banco Morgan Stanley S.A., Banco Safra S.A., Banco Santander (Brasil) S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco de Investimentos Credit Suisse (Brasil) S.A. and UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (collectively, the “Brazilian Underwriters”), providing for the sale by the Company of an aggregate of 258,750,000 common shares, without par value, of the Company (the “Offered Shares”). The Offered Shares and the Underlying Shares are referred to collectively herein as the “Common Shares.” The Common Shares and the Offered ADSs are referred to collectively herein as the “Offered Securities.”

In connection with the offer and sale of the Offered Shares pursuant to the Brazilian Underwriting Agreement, the Company has prepared a Portuguese-language Brazilian preliminary offering memorandum (Memorando Preliminar de Oferta Pública de Distribuição Primária com Esforços Restritos de Ações Ordinárias de Emissão de BRF S.A.), dated January 18, 2022, including a Formulário de Referência, incorporated by reference therein and which was filed with the CVM, to be distributed in connection with the offer and sale of the Offered Shares in Brazil (the “Brazilian Preliminary Offering Memorandum”), and a Portuguese-language final offering memorandum (Memorando Definitivo de Oferta Pública de Distribuição Primária com Esforços Restritos de Ações Ordinárias de Emissão de BRF S.A.), dated as of the date hereof, including a Formulário de Referência, incorporated by reference therein, to be distributed in connection with the offer and sale of the Offered Shares in Brazil (the “Brazilian Final Offering Memorandum” and, together with the Brazilian Preliminary Offering Memorandum, each a “Brazilian Offering Memorandum”).

The Offered Shares will be offered and sold by the Company in Brazil in accordance with the Brazilian Underwriting Agreement pursuant to an offering exempt from registration with the CVM, in accordance with Article 6 of CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction No. 476”). Pursuant to Article 9-A of CVM Instruction No. 476, the offering of the Offered Shares is subject to a priority offering (the “Priority Offering”) in Brazil pursuant to which, subject to the provisions therein, holders of common shares of the Company have the right to reserve for purchase their pro rata share of the Offered Shares. The Priority Offering has not been and will not be registered under the Securities Act or under any U.S. state securities laws. Accordingly, the Priority Offering will be made in reliance upon certain exemptions from, or in transactions not subject to, the registration requirements of the Securities Act.

The Company understands that the Brazilian Underwriters have appointed Citigroup Global Markets Inc., Bradesco Securities, Inc., BTG Pactual US Capital, LLC, Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Safra Securities LLC, Santander Investment Securities Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC (collectively, the “Agents” and, together with the International Underwriters, the “International Banks”) as their placement agents for the facilitation of the placement of the Offered Shares outside Brazil, including the United States. The Offered Shares purchased by investors not residing in Brazil will be placed outside Brazil by the Agents and will be settled in Brazil and paid for in Brazilian reais and their offer will be placed by the Brazilian Underwriters pursuant to the Brazilian Underwriting Agreement. It is understood that investors residing outside Brazil may purchase the Offered Shares if they comply with the registration requirements established by the Brazilian Monetary Council (Conselho Monetário Nacional), the Brazilian Central Bank (Banco Central do Brasil, the “Central Bank”) and the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”), each as applicable.

2

The offering of the Offered ADSs by the International Underwriters and the placement of the Offered Shares by the Agents to persons outside of Brazil are referred to collectively herein as the “International Offering.” The offering of Offered Shares by the Brazilian Underwriters to persons in Brazil is referred to herein as the “Brazilian Offering.”  The International Offering and the Brazilian Offering are referred to collectively herein as the “Global Offering.”

To the extent that Banco Bradesco BBI S.A. intends to sell ADSs in the United States, it will do so only through Bradesco Securities Inc. acting as its agent. To the extent that Banco BTG Pactual S.A. — Cayman Branch intends to sell ADSs in the United States, it will do so only through BTG Pactual US Capital, LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

Safra Securities LLC’s participation in the Global Offering will be strictly limited to its role as a placement agent, as further described below, on behalf of Banco Safra S.A., of Offered Shares and Brazilian Shares outside of Brazil, and it will not underwrite, offer or sell any ADSs or International Shares as part of the International Offering.

The International Banks hereby propose to the Company, and the Company hereby confirms its agreement with (i) the several International Underwriters, concerning the offering, purchase and sale of the Offered ADSs, including the Underlying Shares, and (ii) the Agents concerning the placement of the Offered Shares outside Brazil, as follows:

2.               Representations and Warranties of the Company. The Company, as of the date hereof, hereby represents and warrants to, and agrees with, each International Bank that:

(a)             The Company has, not earlier than three years prior to the date hereof, prepared and filed with the Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form F-3 under the Securities Act (“Form F-3”) (File No. 333-262202). Such registration statement, including all exhibits thereto and any prospectus supplement relating to the Common Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, is referred to herein as the “Registration Statement”; as used herein, “Preliminary Prospectus” means each preliminary prospectus (including any preliminary prospectus supplement) relating to the Common Shares filed with the Commission pursuant to Rule 424(b) under the Securities Act; and as used herein “Prospectus” means the final prospectus (including any final prospectus supplement) relating to the Common Shares filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 5(a) hereof. Any reference herein to the Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 as of the date of such prospectus. Any reference to any amendment or supplement to the Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Common Shares filed with the Commission pursuant to Rule 424(b) under the Securities Act and any documents filed under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference therein, in each case after the date of the Preliminary Prospectus or the Prospectus, as the case may be; and any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus. If the Company has filed an abbreviated registration statement to register additional Offered Securities pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement. At or prior to the Applicable Time (as defined below), the Company had prepared the following information (collectively with the pricing information set forth on Schedule C(iii)(a) hereto, the “Pricing Disclosure Package”): a Preliminary Prospectus dated January 18, 2022 (including the base prospectus dated January 18, 2022 forming a part of the Registration Statement and the documents incorporated therein by reference) and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Annex A hereto. “Applicable Time” means 7:30 P.M. (New York City time), on February 1, 2022.

3

(b)            The Preliminary Prospectus, as of its date, did not, the Pricing Disclosure Package, at the Applicable Time, did not, and at the Time of Delivery, will not, and the Prospectus, as of its date and as of the Time of Delivery, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any International Bank furnished to the Company in writing by such International Bank through the Representative expressly for use in the Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus (it being understood and agreed that the only such information furnished by any International Bank consists of the information described as such in Section 8(b) hereof).

(c)             The Company (including its agents, officers and representatives, other than the International Banks in their capacity as such) has not prepared, made, used, authorized, distributed, approved or referred to nor will prepare, make, use, authorize, distribute, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy the Offered Securities (each such communication by the Company or its agents, officers or representatives (other than a communication referred to in clauses (i), (ii) and (iii) below), a “Company Written Communication”) other than (i) the Pricing Disclosure Package, (ii) the Registration Statement, (iii) the Prospectus and (iv) any electronic road show or other written communications, in each case used in accordance with Section 5 hereof, it being understood for purposes of this Section 2(c) that the following do not constitute offering material: the fatos relevantes published or to be published in accordance with CVM Resolution No. 44, dated August 23, 2021, and CVM Instruction No. 476, the comunicação de início filed by the leading Brazilian Underwriter (coordenador líder) with the CVM pursuant to CVM Instruction No. 476 (“Comunicação de Início”), the comunicação de encerramento to be filed by the leading Brazilian Underwriter (coordenador líder) with the CVM pursuant to CVM Instruction No. 476 (“Comunicação de Encerramento”), the capital increase statement (“Comunicação de Aumento de Capital”) to be filed by the Company with the CVM in accordance with Annex 30-XXXII of CVM Instruction No. 480, dated as of December 7, 2009, as amended (“CVM Instruction No. 480”), or any publication of corporate acts as required by Brazilian Law No. 6,404, dated December 15, 1976, as amended. Each such Company Written Communication, when taken together with the Pricing Disclosure Package, did not, and at the Time of Delivery will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Company Written Communication in reliance upon and in conformity with information relating to any International Bank furnished to the Company in writing by such International Bank through the Representative expressly for use in any Company Written Communication (it being understood and agreed that the only such information furnished by any International Bank consists of the information described as such in Section 8(b) hereof).

4

(d)             Each Company Written Communication, as of its issue date and at all subsequent times through the completion of the offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representative as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Pricing Disclosure Package as of such time. If at any time following the issuance of an Company Written Communication through the completion of the offer and sale of the Offered Securities there occurred or occurs an event or development as a result of which such Company Written Communication conflicted or would conflict with the information then contained in the Pricing Disclosure Package, when considered together with the Pricing Disclosure Package, included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, (i) the Company has promptly notified or will promptly notify the Representative and (ii) the Company has promptly amended or supplemented or will promptly amend or supplement such Company Written Communication to eliminate or correct such conflict, untrue statement or omission. The immediately preceding two sentences do not apply to statements in or omissions in any Company Written Communication made in reliance upon and in conformity with written information furnished to the Company by any International Bank through the Representative specifically for use therein (it being understood and agreed that the only such information furnished by any International Bank consists of the information described as such in Section 8(b) hereof).

(e)             The documents (or portions thereof) incorporated by reference in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, when filed with the U.S. Securities and Exchange Commission (the “Commission”), conformed or will conform, as the case may be, in all material respects to the applicable requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission thereunder, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5

(f)             The Company has been duly incorporated and is validly existing as a sociedade por ações (corporation) under the laws of Brazil, with power and authority to own and lease its properties and conduct its business as described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus; and the Company is duly qualified to do business as a foreign corporation in good standing (to the extent applicable) in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to have such power or authority or be so qualified or in good standing would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under the Transaction Documents (as defined below) (a “Material Adverse Effect”).

(g)             The Company has an authorized capitalization as set forth in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus. All of the issued and outstanding shares of capital stock or other equity interests of the Company have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any preemptive or similar right; except as described in or expressly contemplated by the Registration Statement, the Pricing Disclosure Package and the Prospectus, there are no outstanding rights (including, without limitation, preemptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the capital stock of the Company conforms in all material respects to the description thereof contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(h)             The subsidiaries of the Company identified on Schedule B hereto (each, a “Material Subsidiary”) are the only “Significant Subsidiaries” of the Company (as such term is defined in Rule 1-02(w) of Regulation S-X); each Material Subsidiary has been duly incorporated or organized and is validly existing as a corporation or another business entity in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, with power and authority (corporate and other) to own or lease its properties and conduct its business as described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus; each Material Subsidiary of the Company is duly qualified to do business as a foreign corporation in good standing (to the extent applicable) in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to have such power or authority or be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect; and all of the issued and outstanding share capital of each Material Subsidiary has been duly authorized and validly issued and is fully paid and non-assessable; and, except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, the share capital of each Material Subsidiary owned by the Company, directly or through subsidiaries, is owned free from liens, encumbrances and defects.

6

(i)             The Company is not a party to any contract, agreement or understanding with any person (other than this Agreement and the Brazilian Underwriting Agreement) that would give rise to a valid claim against it or any International Bank for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Offered Securities.

(j)             There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act.

(k)             The Company has full right, power and authority to execute and deliver the Transaction Documents (as defined below) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents by the Company and the consummation of the transactions contemplated thereby by the Company has been duly and validly taken.

(l)             The Offered Securities have been duly authorized by the Company and, when duly executed, authenticated, issued, delivered and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditor’s rights and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) (collectively, the “Enforceability Exceptions”).

(m)             Each of (i) this Agreement, (ii) the Brazilian Underwriting Agreement, (iii) the Services Agreement (Contrato de Prestação de Serviços para Viabilização Operacional das Ofertas Públicas de Distribuição de Valores Mobiliários) with B3 S.A. — Brasil, Bolsa, Balcão (“B3”) (the “B3 Services Agreement”), and (iv) the ADS Deposit Agreement (collectively, the “Transaction Documents”) has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company enforceable against the Company, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.

(n)          The ADS Deposit Agreement conforms in all material respects to the description thereof contained in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus.

7

(o)             No consent, approval, authorization, or order of, or filing with, any, Brazilian, U.S. or other governmental agency or body or court or stock exchange is required, and no other action or thing is required to be taken, fulfilled or done, for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Offered Securities and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for (i) the maintenance of the Company’s registration with the CVM as a category “A” publicly held corporation (emissor de valores mobiliários) (as defined in CVM Instruction No. 480), (ii) the registration of the Offered Securities under the Securities Act, (iii) the filing of the Company’s corporate acts related to the issuance and sale of the Securities and the Global Offering before the Junta Comercial do Estado de Santa Catarina and publication of such corporate acts in the Diário Oficial do Estado de Santa Catarina and in the Valor Econômico newspaper, (iv) the filing of the Comunicação de Início by the leading Brazilian Underwriter (coordenador líder) with the CVM; (v) the filing of the Comunicação de Encerramento by the leading Brazilian Underwriter (coordenador líder) with the CVM; (vi) the registration of the offering of the Securities with the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”), (vii) if required by the Central Bank relating to the payment of the expenses and any indemnification payments contemplated by this Agreement; and (viii) such approvals as may be required under applicable state securities laws in connection with the offer and sale of the ADSs, including the underlying International Shares, by the International Underwriters and the placement of the Offered Shares by the Agents, all of which have been obtained or will be duly obtained, prior to the Time of Delivery, except for (A) clause (iii), which shall be presented for filing within 30 days after the date of such corporate acts in order to be valid before third parties and have retroactive effects; (B) clause (v), which shall be presented for filing within five days after the closing of the offering; (C) clause (vi), which request for registration shall be filed within 15 days after the date of delivery of the Comunicação de Encerramento to the CVM; and (D) clause (vii), but only with respect to any payment to be made by the Company outside of Brazil.

(p)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, payments made to holders of Offered Securities who are non-residents of Brazil are currently not subject to income, withholding or other taxes under laws and regulations of Brazil or any political subdivision or taxing authority thereof or therein and except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, under current rules and regulations, such payments will otherwise be free and clear of any other tax, duty, withholding or deduction in Brazil or any political subdivision or taxing authority thereof or therein, and it will not be necessary to obtain any governmental authorization in Brazil or any political subdivision or taxing authority thereof or therein in order to avoid or reduce any such taxes, duties, withholdings, deductions and other similar charges. Except as described in or expressly contemplated by each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, any amounts payable with respect to the Common Shares (including Underlying Shares represented by ADSs) (i) upon liquidation of the Company or upon redemption thereof and (ii) in the form of dividends, interest attributable to shareholders’ equity or other distributions declared and payable on the Common Shares (including Underlying Shares represented by ADSs) shall be paid by the Company in Brazilian reais that may be converted into foreign currency and freely transferred out of Brazil, as long as the investment in respect of the Common Shares is duly registered with the Central Bank and, if applicable, the CVM.

8

(q)             The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Offered Securities by the Company will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any Brazilian, U.S. or other statute or any rule, regulation or order of any Brazilian, U.S. or other governmental agency or body or court or stock exchange having jurisdiction over the Company or any Material Subsidiary or any of their respective properties, (ii) any agreement or instrument to which the Company or any Material Subsidiary is a party or by which the Company or any such Material Subsidiary is bound or to which any of the respective properties of the Company or any Material Subsidiary is subject or (iii) the bylaws or equivalent constitutive documents of the Company or any Material Subsidiary, except, in case of clauses (i) and (ii), for any such breach, default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(r)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, each of the Company and its subsidiaries has good and marketable title to all material real properties and all material other properties and assets owned by them, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or proposed to be made thereof by them; and except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, each of the Company and its subsidiaries holds any material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or proposed to be made thereof by them.

(s)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, each of the Company and its subsidiaries possesses adequate licenses, certificates, authorizations or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them, except as would not, individually or in the aggregate, have a Material Adverse Effect, and neither the Company nor its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect.

(t)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, no labor dispute with the employees, principal suppliers, contractors or customers of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent that would, individually or in the aggregate, have a Material Adverse Effect.

(u)             Each of the Company and its subsidiaries owns, possesses or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) necessary to conduct the business now operated by it, or as described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, and has not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect.

9

(v)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries is in violation of any statute, any rule, regulation, decision or order of any Brazilian, U.S. or other governmental agency or body or court, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.

(w)             Neither the Company nor any of its subsidiaries is in (i) violation of its articles of association or bylaws or equivalent constitutive documents, (ii) default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) violation in any material respect of any Brazilian, U.S. or other law, regulation or court decree to which it or its property or assets may be subject or has failed to obtain any material license, permit, certificate, franchise or other Brazilian, U.S. or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business as described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, except, in the case of clause (ii), as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus or where any such breach or default would not, individually or in the aggregate, have a Material Adverse Effect.

(x)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, there are no pending legal or governmental actions, suits or proceedings against or affecting any of the Company or any of its subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its subsidiaries (as applicable), would, individually or in the aggregate, have a Material Adverse Effect; and, to the best of the Company’s knowledge, no such actions, suits or proceedings are threatened.

(y)             KPMG Auditores Independentes Ltda., who (i) have audited the consolidated financial statements of the Company as of and for the years ended December 31, 2020, 2019 and 2018 and (ii) reviewed the condensed consolidated interim financial information of the Company as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, each incorporated by reference in the Registration Statement and the Prospectus, are independent public accountants in accordance with the accounting standards established by the Conselho Federal de Contabilidade (Brazilian Federal Accounting Council) registered with the CVM and an independent registered public accounting firm as required by the Public Company Accounting Oversight Board (United States) (PCAOB).

10

(z)             The consolidated financial statements of the Company included or incorporated by reference in each of the Registration Statement and the Prospectus present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown; and such consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis, except as expressly stated therein.

(aa)             The condensed consolidated interim financial information of the Company included or incorporated by reference in each of the Registration Statement and the Prospectus present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown; and such interim financial information has been prepared in conformity with IAS 34—“Interim Financial Reporting”, as issued by IFRS applied on a consistent basis, except as expressly stated therein.

(bb)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, as applicable, (i) there has not been any material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) there has been no dividend, interest on shareholders’ equity or distribution of any kind declared, paid or made by the Company on any class of its share capital, and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except where such loss or interference would not, individually or in the aggregate, have a Material Adverse Effect.

(cc)             The Company and its obligations under this Agreement are subject to civil and commercial law and to suit, and neither the Company nor any of its properties or assets has any right of immunity, on any grounds, from any action, suit or proceeding, from the giving of any relief in any such action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Brazilian or U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter arising out of or relating to this Agreement.

(dd)             The Company and its subsidiaries (i) make and keep books and records that are accurate in all material respects and (ii) maintain internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of their financial statements in accordance with IFRS and to maintain accountability for their assets, (C) access to their assets is permitted only in accordance with management’s authorization, and (D) the reported accountability for their assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to the differences. As of December 31, 2020, based on the Company’s evaluation of its internal controls over financial reporting in connection with the preparation of its consolidated financial statements for the year ended December 31, 2020, the Company and its subsidiaries’ controls over financial reporting were effective, and the Company and its subsidiaries are not aware of any material weakness in their internal control over financial reporting.

11

(ee)             The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 and 15d-l4 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and Chief Financial Officer, as applicable, by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Company’s independent registered public accounting firm, and the Company’s Fiscal Council and Board of Directors have been advised of: (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data; and (ii) all fraud, if any, whether or not material, that involves the respective management or other employees who have a role in the Company’s internal controls (as applicable); all material weaknesses, if any, in internal controls have been identified to the Company’s independent registered public accounting firm (as applicable); since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act and any applicable related rules and regulations promulgated by the Commission, and the statements contained in each such certification are complete and correct; and the Company and its subsidiaries and each of the Company’s directors and officers are in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission and the New York Stock Exchange promulgated thereunder.

(ff)             The statistical and market-related data included in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate in all material respects.

(gg)             The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Offered Securities. The Company has not taken any action or omitted to take any action (such as issuing any press release relating to the Offered Securities without an appropriate legend) which may reasonably be expected to result in the loss by the International Banks of the ability to rely on any stabilization safe harbor provided by the Financial Conduct Authority under the United Kingdom Financial Services and Markets Act 2000 (“FSMA”), to the extent applicable.

12

(hh)             The Company has the power to submit, and pursuant to Section 19 hereof, has legally, validly, effectively and irrevocably submitted, to the non-exclusive jurisdiction of any U.S. federal or New York state court located in the Borough of Manhattan, The City of New York, and has the power to designate, appoint and empower, and pursuant to Section 19 hereof, has legally, validly and effectively designated, appointed and empowered the Authorized Agent (as defined herein) for service of process in any suit or proceeding based on or arising under this Agreement in any U.S. federal or New York state court in the Borough of Manhattan, The City of New York.

(ii)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company and its subsidiaries have filed all tax returns required to have been filed by them or appropriate extensions for such filings have been obtained as required by applicable Brazilian and other laws and regulations, and have paid all taxes due and payable by any of them and all assessments and other governmental charges or levies made against them, except such taxes, assessments, governmental charges or levies as are not yet due or are being contested in good faith or where the failure to file such returns or pay such taxes, assessments, governmental charges or levies would not, individually or in the aggregate, have a Material Adverse Effect; and to the knowledge of the Company, there is no material proposed tax deficiency, assessment, charge or levy against the Company or any of its subsidiaries as to which a reserve would be required to be established under IFRS that has not been so reserved or that should be disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus that has not been so disclosed.

(jj)             The Company and each subsidiary carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the current conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries in Brazil and other jurisdictions where the Company and each subsidiary conducts its business.

(kk)             The Company is not an open-end investment company, unit investment trust or face-amount certificate Company that is or is required to be registered under Section 8 of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), or a closed-end investment company required to be registered, but not registered, thereunder; and the Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, will not be an “investment company” as defined in the Investment Company Act.

(ll)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, no material indebtedness (actual or contingent) and no contract or arrangement material to the Company is outstanding between the Company and any of its directors or executive officers or any person connected with any such director or executive officer (including his or her spouse, infant children or any company or undertaking in which he or she holds a controlling interest). There are no relationships or transactions between the Company, on the one hand, and its affiliates, officers and directors or their respective shareholders, on the other hand, that, although required to be disclosed, are not disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus.

13

(mm)             The choice of laws of the State of New York as the governing law of this Agreement, the ADS Deposit Agreement and the Lock-up Agreements is a valid choice of law under the laws of Brazil and will be honored by the courts of Brazil; provided, however, that these laws as interpreted are not found to contravene Brazilian national sovereignty, good morals, human dignity, or public policy. The submission by the Company to the non-exclusive jurisdiction of the U.S. federal or New York state courts identified in Section 19 hereof constitutes a valid and legally binding obligation of the Company, and service of process effected in the manner set forth in this Agreement, assuming validity under the laws of the State of New York, will be effective, insofar as Brazilian law is concerned, to confer valid personal jurisdiction over the Company.

(nn)             This Agreement and the other Transaction Documents are in proper legal form under the laws of Brazil for the enforcement thereof in Brazil against the Company, to the extent that the corresponding obligation must be fulfilled in Brazil, and to ensure the legality, enforcement or admissibility into evidence of this Agreement and any other Transaction Document in Brazil, it is not necessary for this Agreement or any such Transaction Document, as the case may be, to be filed or recorded with any court or other authority in Brazil or that any tax or fee be paid in Brazil on or in respect of this Agreement or such Transaction Document, as the case may be, other than court costs (including, without limitation, filing fees); provided, however, in order for this Agreement and the ADS Deposit Agreement to be enforceable and admissible into evidence before the public agencies and the courts of Brazil (i) the signatures of the parties to such documents affixed outside Brazil must be notarized by a notary public licensed to act as such under the laws of the place of signing and the signature of such notary public must be authenticated by a consular official of Brazil or, if the place of signing is a contracting state to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961, apostilled by a competent authority of the State from which the document emanates, or as otherwise provided by an international treaty to which Brazil is a signatory, (ii) such documents must be accompanied by a translation into Portuguese language and either transmitted by a diplomatic or central authority or executed by a sworn translator in Brazil, and (iii) such documents, together with their respective sworn translation into the Portuguese language, must be registered with the appropriate Registry of Deeds and Documents (Registro de Títulos e Documentos), which registration may be made at any time prior to judicial enforcement thereof in Brazil. This Agreement and the ADS Deposit Agreement are in proper legal form under the laws of the State of New York for the enforcement thereof in the State of New York against the Company, and it is not necessary in order to ensure the legality, validity, enforcement or admissibility into evidence of this Agreement and the ADS Deposit Agreement in the State of New York that this Agreement or that the ADS Deposit Agreement, be filed or recorded with any court or other authority in the State of New York or that any tax or fee be paid in the State of New York on or in respect of this Agreement or the ADS Deposit Agreement, or any other document, other than court costs, including (without limitation) filing fees.

14

(oo)             Any final judgment for a sum of money obtained against the Company in the New York or United States Federal courts located in the borough of Manhattan in The City of New York in respect of any sum payable by them under this Agreement would be recognized and enforced against the Company by the courts of Brazil without reexamination or re-litigation of the matters adjudicated upon; provided that such judgment has been previously recognized by the Superior Court of Justice of Brazil (Superior Tribunal de Justiça). In order to be recognized by the Superior Court of Justice of Brazil, a foreign judgment must meet the following conditions, under Brazilian Civil Code of Procedure, articles 963 and 964: (i) it must comply with all formalities necessary for its enforcement under the laws of the place where it was issued; (ii) it must have been issued by a competent court after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence (revelia) has been given, in accordance with applicable law; (iii) it must be effective under the laws of the country where the foreign judgment is granted; (iv) it must not be contrary to Brazilian national sovereignty, public policy or good morals or violate human dignity; (v) it must not violate a final and unappealable decision issued by a Brazilian court (res judicata); (vi) it must not offend the exclusive jurisdiction of Brazilian courts; and (vii) it must be duly apostilled in the place where the judgment was obtained or, if the place of signing is not a contracting state to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated October 5, 1961, it must be duly authenticated by a Brazilian consulate and, in either case, be accompanied by a sworn translation thereof into Portuguese, unless an exemption is provided by an international treaty to which Brazil is a signatory.

(pp)             Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any of the respective directors, officers, employees, authorized agents or other persons acting on behalf of the Company or any of its subsidiaries has violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010 and Brazilian Law No. 12,846, dated August 1, 2013, or any equivalent provision of applicable law or otherwise made any direct or indirect unlawful payment to any applicable foreign government official or employee from corporate funds under U.S. or Brazilian law. The Company and its subsidiaries have instituted and maintain policies and procedures to ensure compliance therewith. No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 or Brazilian Law No. 12,846, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder.

(qq)             (i) No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company, or from transferring any of such subsidiary’s properties or assets to the Company or any other of its subsidiaries, except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, (ii) all dividends declared and payable may, under current rules and regulations, be paid in reais exchangeable into U.S. dollars to the ADS Depositary free and clear of any tax, duty, withholding or deduction imposed by or in Brazil and (iii) interest attributable to shareholders’ equity (juros sobre o capital próprio) declared and payable may be paid in reais exchangeable into U.S. dollars to the ADS Depositary in situations where the amount payable will be subject to income tax withholding imposed in Brazil.

15

(rr)             No forward-looking statement (within the meaning to Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ss)             Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, any other party to any such contract or agreement, except where such termination or non-renewal would not, individually or in the aggregate, have a Material Adverse Effect.

(tt)             The Company has not distributed any material in connection with the offering and sale of the Offered Securities other than the Registration Statement, the Pricing Disclosure Package, the Prospectus or other materials, if any, permitted by the Securities Act and FSMA, or regulations promulgated pursuant to the Securities Act or FSMA, and approved by the parties to this Agreement.

(uu)             Each of the Company and its subsidiaries is, and their respective businesses have been conducted at all times, in compliance with applicable Brazilian and U.S. financial recordkeeping and reporting requirements and the anti-terrorism and anti-money laundering rules and regulations and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the applicable anti-money laundering rules and regulations is pending or, to the knowledge of the Company, threatened.

(vv)          Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of the respective directors, officers, agents, employees or affiliates of each of the Company or any of its subsidiaries (i) is currently the subject of any sanctions administered or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, a member state of the European Union (including sanctions administered or enforced by Her Majesty’s Treasury), or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions (including, without limitation, the region of Crimea (Ukraine), Cuba, Iran, North Korea and Syria, collectively, “Sanctioned Countries” and each, a “Sanctioned Country”); or (iii) will, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity: (A) for the purpose of funding or facilitating any activities or business of or with any Sanctioned Person or in Sanctioned Country; or (B) in any other manner that will result in a violation of Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any person participating in the offering, whether as an initial purchaser, underwriter, advisor, investor or otherwise).

16

(ww)          Cybersecurity. (A) There has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company’s, or any of its subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Company or any of its subsidiaries, and any such data processed or stored by third parties on behalf of the Company or any of its subsidiaries), equipment or technology (collectively, “IT Systems and Data”), except for any such breach, incident, access, disclosure or comprise that would not, individually or in the aggregate, have a Material Adverse Effect; (B) neither the Company nor any of its subsidiaries has been notified of, and the Company has no knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data, except for any such event or condition that would not, individually or in the aggregate, have a Material Adverse Effect; and (C) the Company and its subsidiaries have implemented appropriate controls, policies, procedures, and technological safeguards designed to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data consistent with industry standards and practices, or as required by applicable regulatory standards, except for any failure to so implement that would not, individually or in the aggregate, have a Material Adverse Effect. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its subsidiaries are presently in compliance with their respective privacy and security policies and all applicable U.S. or Brazilian laws or statutes and all applicable judgments, orders, rules and regulations of any U.S. or Brazilian court or arbitrator or governmental or regulatory authority having jurisdiction over the Company and its subsidiaries and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification. The IT Systems and Data of the Company and its subsidiaries are adequate and operational for, in accordance with their documentation and functional specifications, the respective businesses of the Company and its subsidiaries as currently operated by them.

(xx)         The Company is a “Foreign Private Issuer” (as defined in Regulation S under the Securities Act).

17

(yy)         Other than the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company (including its agents and representatives, other than the International Banks in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Common Shares (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex A hereto, each electronic road show and any other written communications approved in writing in advance by the Representative. Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus accompanying, or delivered prior to delivery of, such Issuer Free Writing Prospectus, did not, and as of the Time of Delivery, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus or Preliminary Prospectus in reliance upon and in conformity with information relating to any International Bank furnished to the Company in writing by such International Bank through the Representative expressly for use in such Issuer Free Writing Prospectus or Preliminary Prospectus (it being understood and agreed that the only such information furnished by any International Bank consists of the information described as such in Section 8(b) hereof).

(zz)          (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Common Shares in reliance on the exemption of Rule 163 under the Act, the Company was a “well-known seasoned issuer” as defined in Rule 405 under the Act.

(aaa)       (i) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and (ii) each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Bank Information (as defined in Section 8(b) of this Agreement).

(bbb)      A registration statement on Form F-6 under the Securities Act (File No. 333-177676) in respect of the ADSs has been filed with the Commission; such registration statement, in the form previously delivered to the Representative, has been declared effective by the Commission in such form; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been, to the Company’s knowledge, initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto and documents incorporated by reference therein, each as amended at the time such part of the registration statement became effective, being hereinafter called the “ADS Registration Statement”); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects, to the requirements of the Securities Act and the rules and regulations of the Commission thereunder, and did not and will not, as of the applicable effective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

18

(ccc)       The Company has been duly registered with the CVM as a category “A” publicly-held corporation (emissor de valores mobiliários) (as defined in CVM Instruction No. 480), the shares of common stock issued by the Company are listed on the Novo Mercado segment of the B3; and there are no restrictions on subsequent transfers of the Offered ADSs or the Offered Shares under the laws of Brazil and of the United States, other than as described in or expressly contemplated by each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, and the Company has not received any notice of any proceedings relating to the delisting of the shares of common stock of the Company from such segment of the B3.

(ddd)      No person has the right to require the Company or any of its subsidiaries to register any securities for sale under the Securities Act by reason of the filing of the Registration Statement with the Commission, the issuance of the Common Shares and placement and sale of the Offered Shares and the ADSs hereunder.

(eee)       Except as described in or expressly contemplated by each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, (i) there are no limitations under Brazilian law on the rights of holders of the ADSs or Offered Shares to hold or vote or transfer their respective ADSs or Offered Shares.

(fff)         Upon due and authorized issuance by the ADS Depositary of the Offered ADSs, as may be evidenced by ADRs, against deposit of the Underlying Shares in respect thereof in accordance with the provisions of the ADS Deposit Agreement and upon payment by the International Underwriters for the Offered ADSs in accordance with the provisions of this Agreement, such Offered ADSs will (i) be duly and validly issued, and the persons in whose names the ADSs or ADRs, as applicable, are registered will be entitled to the rights specified therein and in the ADS Deposit Agreement, (ii) be freely transferable by the Company to or for the account of the several International Underwriters and the underwriters thereof; and there are no restrictions on subsequent transfers of the Offered ADSs, except as described in or expressly contemplated by each of the Registration Statement, the Pricing Disclosure Package and the Prospectus and (iii) will conform in all material respects to the description of the ADSs described in or expressly contemplated by each of the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(ggg)      The Underlying Shares to be issued underlying the Offered ADSs, and the Offered Shares (including those to be placed by the International Banks) have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein or in the Brazilian Underwriting Agreement, will be duly and validly issued and fully paid and non-assessable and will conform in all material respects to the description of the shares of common stock of the Company contained in each of the Registration Statement, Pricing Disclosure Package and the Prospectus; the issuance of the Underlying Shares and the Offered Shares (including those placed outside Brazil by the International Banks) is not subject to any preemptive or similar rights, except for such rights that have been complied with or effectively waived prior to the date hereof and for the Priority Offering which has been complied with prior to the date hereof; the Underlying Shares offered by the Company may be freely deposited by the Company with the ADS Depositary against issuance of ADSs, as may be evidenced by ADSs.

19

(hhh)      Upon the sale and delivery to, and the subsequent sale and delivery by, the International Underwriters, and payment therefor (with respect to the Offered ADSs and Underlying Shares), and upon placement by the Agents (with respect to the Offered Shares outside Brazil), in each case pursuant to this Agreement, the International Banks and subsequently the party to which the International Underwriters sell and deliver the Offered ADSs held by the Company, and the party to which the Agents have placed the Offered Shares, as the case may be, will acquire good, marketable and valid title to such Offered ADSs or Offered Shares, as the case may be, free and clear of all rights of any third-party, pledges, liens, security interests, charges, claims or encumbrances of any kind.

(iii)          At the time of filing the Preliminary Prospectus and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the ADSs, and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined under Rule 405 under the Securities Act. The Company has paid the registration fee for this offering pursuant to Rule 456(a) under the Securities Act.

(jjj)          Each of the Preliminary Prospectus and the Pricing Disclosure Package do not omit any material information about the Company and its subsidiaries taken as a whole that is included in each of the Brazilian Preliminary Offering Memorandum and the Brazilian Final Offering Memorandum, as the case may be, and there is no material difference or material inconsistency between the information relating to the Company and its subsidiaries contained in the Brazilian Offering Memorandum and the information contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus, as the case may be, except in each case for differences in form pursuant to reporting requirements applicable to the Brazilian Offering Memorandum.

(kkk)      There are no taxes (including stamp tax and transfer tax), duties, levies, imposts, deductions, charges or withholdings imposed by any jurisdiction either (i) on or by virtue of the execution of, delivery or performance by the Company of, or the enforcement of, the Transaction Documents or of any other document to be furnished hereunder or thereunder or (ii) on any payment to be made under or pursuant to this Agreement or the ADS Deposit Agreement, the sale of the ADSs and the Underlying Shares to the International Underwriters, or the resale of such ADSs and Underlying Shares by the International Underwriters to investors, the sale of the Offered Shares to the Brazilian Underwriters, the placement of the Offered Shares by the Agents, the deposit of the Underlying Shares under the ADS Deposit Agreement, or relating  to the issuance, creation, delivery, transfer, placement or sale of the Offered ADSs or Offered Shares, as applicable, in the context of the Global Offering, in each case except (A) as set forth in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, (B) for taxes payable by the International Underwriters, the Agents and the Brazilian Underwriters relating to reimbursement of expenses and fees and commissions they will receive in connection with the Offering, (C) if applicable, tax on financial transactions (Imposto Sobre Operações de Crédito, Câmbio e Seguros ou relativos a Títulos e Valores Mobiliários – IOF), (D) a filing fee payable by the Company to the competent commercial registry in connection with the registration of the minutes of its corporate acts relating to the offering of the Securities, (E) a fee (Taxa de Fiscalização do Mercado de Valores Mobiliários) payable to the CVM in connection with the offering of the Offered Securities, (F) a filing fee payable to ANBIMA in connection with the offering of the Offered Securities, (G) a fee payable to B3 in connection with the B3 Services Agreement, and (H) taxes eventually owed by the Company in connection with the offering and sale of the Shares.

20

(lll)          None of the holders of the ADSs or Offered Shares placed outside Brazil, in each case, that are not residents of Brazil, the International Banks or the ADS Depositary will be deemed resident, domiciled, carrying on business or subject to taxation in Brazil on an overall income basis solely by the execution, delivery, performance or enforcement of the Transaction Documents or the issuance of the Common Shares or sale or placement of the Offered Securities, as applicable, or by virtue of the ownership, placement or transfer of ADSs or the Offered Shares or the receipt of payments pursuant to any of the Transaction Documents.

(mmm) There are no statutes, regulations, contracts or other documents that are required to be described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(nnn)      The Company does not believe that it was a “passive foreign investment company” as defined in Section 1297 of the United States Revenue Code of 1986, as amended, and the regulations promulgated thereunder (a “PFIC”), for U.S. federal income tax purposes in 2021 and does not expect to become classified for U.S. federal income tax purposes as a PFIC for the 2022 taxable year or in any subsequent taxable year in the foreseeable future.

(ooo)      Except as described in or expressly contemplated by each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company has not sold, issued or distributed any of its common shares during the six-month period preceding the date hereof, including any sales pursuant to Section 4(a)(2) or Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(ppp)      The Company has no reason to believe that any of the provisions of the Transaction Documents are or would be deemed to be against Brazilian national sovereignty or public policy or to violate the dignity of the human person.

(qqq)      No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of its subsidiaries, on the other, that is required by the Securities Act to be described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus and that is not so described in such documents and in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus.

21

In addition, any certificate signed by any officer of the Company and required to be delivered to the International Banks and the Brazilian Underwriters, or their respective counsel at the Time of Delivery pursuant to Section 7 hereof in connection with the offering of the Offered Securities, shall be deemed to be a representation and warranty by the Company as to matters covered thereby, to the International Banks and the Brazilian Underwriters.

3.               Purchase of the Offered ADSs by the International Underwriters.

(a)             The Company agrees to issue and sell the Offered ADSs to the several International Banks as provided in this Agreement, and each International Bank, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, (i) in its capacity as International Underwriter, to purchase from the Company at a purchase price per ADS of US$3.73 the number of Offered ADSs (to be adjusted by the Representative so as to eliminate fractional shares) determined by multiplying the aggregate number of Offered ADSs to be sold by the Company as set forth opposite their respective names in Schedule A2 hereto by a fraction, the numerator of which is the aggregate number of Offered ADSs to be purchased by such International Underwriter as set forth opposite the name of such International Underwriter in Schedule A2 hereto and the denominator of which is the aggregate number of Offered ADSs to be purchased by all the International Underwriters from the Company and (ii) in its capacity as Agent, act as a placement agent for the placement of Offered Shares outside Brazil. The Company will not be obligated to deliver any of the Offered ADSs except upon payment for all the Offered ADSs to be purchased as provided herein.

(b)            The Company understands that the International Underwriters intend to make a public offering of the Offered ADSs and the Offered Shares (with restricted sale efforts of the Offered Shares in Brazil) as soon after the effectiveness of this Agreement as in the judgment of the Representative is advisable, and initially to offer the Offered Securities on the terms set forth in the Prospectus.  The Company acknowledges and agrees that the International Banks may offer and sell Offered ADSs and offer Offered Shares to or through any affiliate of an International Bank and that any such affiliate may offer and sell Offered ADSs and offer Offered Shares purchased by it to or through any International Bank, except that, as set forth above, Safra Securities LLC’s participation in the Global Offering will be strictly limited to its role as a placement agent of Offered Shares and Brazilian Shares outside of Brazil, and it will not underwrite, offer or sell any ADSs or International Shares as part of the International Offering.

(c)             Payment for the Offered ADSs shall be made by wire transfer in immediately available funds to the account specified by the Company to the Representative, and the documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross receipt for the Offered Securities and any additional documents requested by the International Underwriters pursuant to Section 7(u) hereof, will be delivered at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, NY 10017 at 10:00 A.M., New York City time, on February 4, 2022, or at such other time or place on the same or such other date, not later than the fifth Business Day thereafter, as the Representative and the Company may agree upon in writing.  The time and date of such payment for the Offered ADSs is referred to herein as the “Time of Delivery.”

22

(d)            Payment for the Offered ADSs to be purchased at the Time of Delivery shall be made against delivery to the Representative for the respective accounts of the several International Underwriters of the Offered ADSs, as may be evidenced by ADRs, to be purchased on such date in definitive form registered in such names and in such denominations as the Representative shall request in writing not later than two Business Days prior to the Time of Delivery with any transfer taxes payable, if any, in connection with the sale of the Offered ADSs duly paid by the Company.  Delivery of the Offered ADSs shall be made through the facilities of The Depository Trust Company unless the Representative shall otherwise instruct. The form of ADR evidencing the Offered ADSs and the Underlying Shares will be made available for inspection and packaging by the Representative at the office of Allen & Overy LLP set forth above not later than 1:00 P.M., New York City time, on the Business Day prior to the Time of Delivery.

(e)             With respect to all or any portion of Offered ADSs, the Representative, on behalf of the International Underwriters and for the purpose of effecting reallocations of Offered ADSs and Offered Shares, may elect to have such Offered ADSs (in the form of Common Shares) delivered to the Brazilian Underwriters.  Notice of such election shall be given by the Representative to the Company at least two Business Days prior to the Time of Delivery. With respect to all or any portion of the Offered Shares, the Brazilian Underwriters for purpose of effecting reallocations of Offered ADSs and Offered Shares may elect to have such Offered Shares (in the form of ADSs) delivered to the International Underwriters.  Notice of such election shall be given by the Representative to the Company at least two Business Days prior to the Time of Delivery.

4.               Covenants of the Company. The Company agrees with the several International Banks:

(a)             Required Filings. To prepare the Prospectus in a form not reasonably objected to by the Representative and to file such Prospectus pursuant to Rule 424(b) under the Securities Act within the time period specified by Rule 424(b) not later than the Commission’s close of business on the second Business Day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Securities Act; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the Time of Delivery to which the Representative reasonably objects after reasonable notice by the Company to the Representative requesting such amendment or supplement; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Securities Act; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus in respect of any of the Offered Securities, of the suspension of the qualification of any the Offered Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.

23

(b)            Blue Sky Compliance. Promptly from time to time to take such action as you may reasonably request to qualify the ADSs for offering and sale under the securities or “blue sky” laws of such jurisdictions as you may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the ADSs, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or other entity or as a dealer in securities (in each case, where not otherwise required), to file a general consent to service of process in any jurisdiction (where not otherwise required) or subject itself to taxation in any jurisdiction (where not otherwise required).

(c)             Furnishing of Prospectus. Prior to 10:00 a.m., Eastern Time, on the Business Day next succeeding the date of this Agreement, or as soon as possible thereafter, or such other time and date as the Company and the Representative, on behalf of the International Banks, may agree upon in writing, and from time to time, to furnish the International Banks with written and electronic copies of the Prospectus in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the ADSs and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus in order to comply with the Securities Act, to notify the International Banks and upon their request to file such document and to prepare and furnish without charge to each International Bank and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; and in case any International Bank is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) in connection with sales of any of the ADSs at any time nine months or more after the time of issue of the Prospectus, upon the International Banks’ request but at the expense of such International Bank, to prepare and deliver to such International Bank as many written and electronic copies as you may reasonably request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Securities Act.

24

(d)            Earnings Statement. To make generally available to its security holders as soon as practicable (which may be satisfied by filing such information with the Commission’s Electronic Data, Gathering, Analysis and Retrieval System (“EDGAR”)), but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its consolidated subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

(e)             Company’s Lock-up. During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus (the “Lock-Up Period”), not to (i) issue, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act or file with the CVM a registration request or a comunicação de início de oferta de distribuição com esforços restritos under Brazilian laws or regulations, relating to, any Common Shares, ADSs representing Underlying Shares or other securities of the Company that are substantially similar to Common Shares or ADSs, or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares, ADSs or other securities that are substantially similar to Common Shares or ADSs, including, but not limited to, any options or warrants to purchase such securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares, ADSs representing Underlying Shares or such other securities, in cash or otherwise, without prior written consent of the Representative or the Brazilian Underwriters; provided, however, that the foregoing restrictions shall not apply to the (A) sale of the Offered Securities hereunder or pursuant to the Brazilian Underwriting Agreement; (B) issuance by the Company of Common Shares upon the exercise of an option or other equity award pursuant to the Company’s stock plans or arrangements, provided that such plans or arrangements are described in the Registration Statement, in each case that are outstanding as of the date of this Agreement and described in the Preliminary Prospectus; (C) issuance by the Company of Common Shares or other securities convertible into or exercisable for Common Shares, in each case pursuant to the Company’s stock plans, provided that such stock plans are described in the Preliminary Prospectus; (D) filing by the Company of a registration statement on Form S-8 under the Securities Act relating to any benefit plans or arrangements disclosed in each of the Preliminary Prospectus and the Prospectus and the issuance of securities registered pursuant thereto, (E) transfers of Common Shares in connection with any market maker activities, as provided in a market maker agreement (Contrato de Prestação de Serviços de Formador de Mercado) , (F) any issuance by the Company of shares of Common Stock in connection with a merger, acquisition, joint venture or strategic partnership entered into by the Company; provided, however that such issuance shall not exceed 10% of the total capital stock of the Company as of the date hereof and (G)  a transfer by the Company with the prior written consent of the International Banks. The Company agrees and consents to the entry into of stop transfer instructions on such securities with the Company’s custodian, depositary or transfer agent and registrar, as the case may be, which the Company agrees it will not waive or amend without the prior written consent of the International Banks, in their sole discretion. The foregoing shall not restrict the Company from establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Lock-up Period and (ii)  neither the Company nor its representatives shall effect any public filing or report regarding the establishment of the trading plan.

25

(f)             No Stabilization.  The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(g)            Reports and Financial Information. For so long as the Company is subject to the reporting requirements of either Section 13 or 15(d) of the Exchange Act, to furnish to its shareholders as soon as practicable after the end of each fiscal year an annual report (including a balance sheet and statements of income, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants) and, as soon as practicable after the end of each of the first three fiscal quarters of each fiscal year (beginning with the fiscal quarter ending after the effective date of the Registration Statement), to make available to its shareholders consolidated summary financial information of the Company and its consolidated subsidiaries for such quarter in reasonable detail; provided that any report, communication or financial statement furnished or filed with the Commission that is publicly available on the Commission’s EDGAR system shall be deemed to have been furnished to the Representative at the time furnished or filed with the Commission.

(h)            Reports and Other Communication. During a period of three years from the effective date of the Registration Statement, for so long as the Company is subject to the reporting requirements of either Section 13 or 15(d) of the Exchange Act, to furnish to the Representative copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to the Representative as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed; provided that any report, communication or financial statement furnished or filed with the Commission that is publicly available on the Commission’s EDGAR system shall be deemed to have been furnished to the Representative at the time furnished or filed with the Commission. If at any time within three years of the date of this Agreement the Company ceases to be subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act to file reports with the Commission on EDGAR, the Company shall furnish to the International Banks, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; provided that the Company may satisfy the requirements of this paragraph by posting any such information on its website.

(i)              Company’s Use of Proceeds. To use the net proceeds received by it from the sale of the Offered Securities pursuant to this Agreement in the manner specified in the Preliminary Prospectus under the caption “Use of Proceeds.” The Company will not directly or indirectly use the proceeds of the offering of its Offered Securities, or lend, contribute or otherwise make available such proceeds to a subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject of target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, agent, advisor, investor or otherwise) of Sanctions or could result in the imposition of Sanctions.

26

(j)              Deposit of Underlying Shares. Prior to the Time of Delivery, to deposit Underlying Shares with the ADS Depositary in accordance with the provisions of the ADS Deposit Agreement and otherwise to comply with the ADS Deposit Agreement so that ADSs, and, if applicable, ADRs evidencing such ADSs will be executed (and, if applicable, countersigned), and will be issued by the ADS Depositary against receipt of such Underlying Shares and delivered to the International Underwriters at the Time of Delivery.

(k)            Exchange Listings. To list for trading, subject to official notice of issuance, the Offered ADSs on the New York Stock Exchange under the symbol “BRFS” and to use its reasonable best efforts to maintain the listing of the Common Shares on the Novo Mercado segment of the B3 and maintain the registration of the Company with the CVM for a period of two years from the Time of Delivery.

(l)              Additional Exchange Act Filings with the SEC. To give the Representative notice of the Company’s intention to make any filing pursuant to the Exchange Act from the Applicable Time to the Time of Delivery, to furnish the Representative with copies of any such documents prior to such proposed filing and to consider in good faith comments regarding any such document from the Representative or counsel for the Representative.

(m)           Rule 462(b) Registration Statement. If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Eastern Time, on the date of this Agreement, and the Company shall, at the time of such a filing, either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Securities Act.

(n)            Loss of Foreign Private Issuer Status.  To promptly notify the Representative if the Company ceases to be a Foreign Private Issuer at any time prior to the later of (i) completion of the distribution of the Offered ADSs within the meaning of the Securities Act and (ii) the Time of Delivery.

27

(o)            Tax Indemnity and Reimbursement of Taxes.  The Company will indemnify and hold harmless the International Banks and the Brazilian Underwriters against any stamp, issue, registration, transfer, documentary or other similar taxes and duties, including any interest and penalties, on the issuance, placement and sale of the Offered Securities and on the execution and delivery of the Transaction Documents.  All payments to be made by the Company to the International Banks, if any, or the Brazilian Underwriters under the Transaction Documents shall be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature unless the Company is compelled by law to deduct or withhold such taxes, duties, assessments or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received by each of the International Banks, if any, and the Brazilian Underwriters after such withholding or deduction shall equal the amounts that would have been received by such persons if no withholding or deduction had been made; provided, however, that no such additional amounts shall be payable: (i) to an International Bank or a Brazilian Placement Agent to the extent such person is subject to such taxes, duties, assessments or other governmental charges by reason of any present or former connection between such person and the relevant taxing jurisdiction, other than solely from the execution, delivery and performance of the Transaction Documents or the receipt of payments hereunder or thereunder; or (ii) to the extent that the taxes, duties, assessments or other governmental charges would not have been imposed but for the failure of such International Bank or Brazilian Underwriter to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the relevant taxing jurisdiction of such International Bank or Brazilian Underwriter if such compliance is timely requested by the Company and required or imposed by law as a precondition to an exemption from, or reduction in, such tax, duty, assessment or other governmental charge provided, that, (A) such International Bank or Brazilian Underwriter is legally eligible to comply with such certification, identification or other reporting requirements, (B) any such certification, identification, or other reporting requirements would not be materially more onerous, in form, procedure or substance, than comparable information or other reporting requirements imposed under U.S. tax law, regulation and administrative practice (such as United States Internal Revenue Service Forms W-8BEN, W-8BEN-E and W-9) and (C) the Company has notified the Agent in writing of such certification, identification or other reporting requirements at least 15 days before the applicable payment date. If any taxes are collected by deduction or withholding, the Company will provide to the International Banks or Brazilian Underwriters, as appropriate, copies of documentation evidencing the payment to the proper authorities of the amount of taxes deducted or withheld.

(p)            Agent for Service of Process.  The Company will maintain, for a period of at least seven years following the date hereof, an agent in the City of New York, State of New York, with powers to receive service of process in any suit or proceeding based on or arising under this Agreement in any state of federal court of the state of New York located in the City and County of New York or in the United States District Court of the Southern District of New York.

(q)            IP License. The Company hereby grants to each of the International Underwriters and Brazilian Underwriters a limited, non-exclusive, non-transferable, non-sub-licensable, royalty free license to use the Company’s trademarks, service marks and corporate logo on the International Underwriters’ and Brazilian Underwriters’ website, solely for the purpose of facilitating the on-line offering of the Offered Securities, in conformity with the Company’s marketing guidelines and applicable laws. Such license shall expire at the Time of Delivery.

28

5.               Free Writing Prospectuses.

(a)             The Company represents and agrees that, without the prior consent of the Representative, it has not made and will not make any offer relating to the Offered Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act; each International Underwriter severally and not jointly represents and agrees that, without the prior consent of the Company and the Representative, it has not made and will not make any offer relating to the Offered Securities that would constitute a free writing prospectus required to be filed with the Commission; any such free writing prospectus the use of which has been consented by the Company and the Representative is listed on Schedule C(i) hereto.

(b)            The Company has complied and will comply with the requirements of Rule 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and the Company represents that it has satisfied and agrees that it will satisfy the conditions under Rule 433 under the Securities Act to avoid a requirement to file with the Commission any electronic “road show” presentation as defined in Rule 433(h) under the Securities Act (a “road show”).

(c)             The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representative and, if requested by the Representative, will prepare and furnish without charge to each International Underwriter an Issuer Free Writing Prospectus, or other document which will correct such conflict, statement or omission; provided, however, that this covenant shall not apply to any statements or omissions in an Issuer Free Writing Prospectus or made in reliance upon and in conformity with the Bank Information.

6.               Payment of Certain Expenses by the Company. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company covenants and agrees with the several International Banks that the Company will pay or cause to be paid all reasonable and documented costs and expenses incident to the performance of the Company’s obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, placement, sale, preparation and delivery, as applicable, of the Offered Securities and any taxes payable in that connection, including any amounts payable to the ADS Depositary in connection therewith; (ii) the costs incident to the preparation, printing and filing under the Securities Act or the Exchange Act, as the case may be, of the Registration Statement, the ADS Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus any Pricing Disclosure Package and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) all fees and disbursements incurred by the Company’s counsel and independent accountants and the International Underwriters’ counsel; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the ADSs under the state or foreign securities or blue sky laws of such jurisdictions as the Representative and the Agents may designate and the preparation, printing and distribution of a blue sky memorandum (including the related fees and expenses of counsel for the International Underwriters incurred in connection with this item (v); (vi) the cost of preparing stock certificates, if any; (vii) the costs and charges of any transfer agent and any registrar; (viii) all expenses and the filing fee payable to the Financial Industry Regulatory Authority (“FINRA”) (if any) (and the other fees and expenses reasonably incurred in connection with any filing with, and clearance of the offering by, FINRA (including the related fees and expenses of counsel for the International Underwriters; (ix) all reasonable out-of-pocket expenses, in connection with any “investor education”, “pre-launch communication” and “road show” presentation to potential investors; (x) all expenses and application fees related to the clearance of the offering with the Exchange and the B3; and (xi) all other fees and expenses provided in the Brazilian Underwriting Agreement; provided that the Company shall not be responsible for paying any fees incurred by a defaulting International Underwriter pursuant to Section 9 hereof and provided further that, in connection with the Global Offering, (i) all of the Brazilian Underwriters and their respective affiliates, collectively, are permitted in coordination with the Representative, for up to 45 days counted from the date of this Agreement, to withhold a total of R$1,000,000 (or its equivalent in any other currencies) from the proceeds of the Global Offering for purposes of reimbursement of their respective reasonable and duly documented expenses with the Global Offering, being further understood that all of the Brazilian Underwriter and their respective affiliates will refund to the Company any surplus amount not used for purposes of expenses reimbursement, and the Company will pay any additional amounts necessary to cover the reasonable and duly documented expenses of the Brazilian Underwriters, International Underwriters or International Banks in the event of any shortfall between their actual reasonable and duly documented expenses and the amounts withheld by each one of them.

29

7.               Conditions to the International Banks’ Obligations. The several obligations of the International Banks (i) in their capacity as International Underwriters, to purchase and pay for the ADSs to be delivered at the Time of Delivery, and (ii) in their capacity as Agents to facilitate the placement of the Offered Shares outside Brazil, as the case may be hereunder, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company herein are, at and as of the Applicable Time and the Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations hereunder and the Brazilian Underwriting Agreement theretofore to be performed, and the following additional conditions precedent, in addition to any other conditions precedent set forth by the Brazilian Underwriting Agreement:

(a)             Registration Compliance. No Stop Order. The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Securities Act within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; if the Company has elected to rely upon Rule 462(b) under the Securities Act, the Rule 462(b) Registration Statement shall have become effective by 10:00 p.m., Eastern Time, on the date of this Agreement; no stop order suspending the effectiveness of the Registration Statement or any part thereof, or the ADS Registration Statement, shall have been issued and no proceeding for that purpose or pursuant to Section 8A of the Securities Act shall have been initiated or, to the knowledge of the Company, threatened by the Commission; no stop order suspending or preventing the use of the Preliminary Prospectus, Prospectus, any Issuer Free Writing Prospectus or the ADS Registration Statement shall have been initiated or, to the knowledge of the Company, threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the Representative’s reasonable satisfaction.

30

(b)            Opinion and Negative Assurance Letter of U.S. Counsel for the International Banks. Allen & Overy LLP, U.S. counsel for the International Banks, shall have furnished to the International Banks its written legal opinion and negative assurance letter, each dated as of the Time of Delivery, in form and substance reasonably satisfactory to the International Banks, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(c)             Opinion and Negative Assurance Letter of Brazilian Counsel for the International Banks and Brazilian Underwriters. Pinheiro Guimarães, as Brazilian counsel for the International Banks and the Brazilian Underwriters, shall have furnished to the International Banks and the Brazilian Underwriters its written legal opinion and negative assurance letter, dated as of the Time of Delivery, in form and substance reasonably satisfactory to the International Banks and the Brazilian Underwriters, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matter.

(d)            Opinion and Negative Assurance Letter of U.S. Counsel for the Company. Simpson Thacher & Bartlett LLP, as U.S. counsel for the Company, shall have furnished to the International Banks its written legal opinion and negative assurance letter, each dated as of the Time of Delivery, in form and substance reasonably satisfactory to the International Banks, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(e)             Opinion and Negative Assurance Letter of Brazilian Counsel for the Company. Barbosa, Müssnich & Aragão Advogados, as Brazilian counsel for the Company, shall have furnished to the International Banks and the Brazilian Underwriters its written legal opinion and negative assurance letter, dated as of the Time of Delivery, in form and substance reasonably satisfactory to the International Banks and the Brazilian Underwriters, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(f)             Opinion of Counsel for the ADS Depositary. Emmet, Marvin & Martin, LLP, U.S. counsel for the ADS Depositary, shall have furnished to the International Banks its written legal opinion, dated as of the Time of Delivery, in form and substance reasonably satisfactory to the International Banks.

(g)            Comfort Letters. On the date of the Agreement, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at the Time of Delivery, KPMG Auditores Independentes Ltda. shall have furnished to the International Banks a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to the International Banks, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in each of the Registration Statement, the Preliminary Prospectus, the Prospectus and any post-effective amendment, provided that the comfort letter to be provided by KPMG Auditores Independentes Ltda. delivered on the date of this Agreement, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement, and at the Time of Delivery shall use a cut-off date no more than three Business Days prior to the date of this Agreement, the effective date of any post-effective amendment to the Registration Statement and the Time of Delivery, as the case may be. On the date of the Agreement, and on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement, KPMG Auditores Independentes Ltda. shall have furnished to the International Banks a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to the International Banks, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in each of the Registration Statement, the Preliminary Prospectus, the Prospectus and any post-effective amendment.

31

(h)            No Material Adverse Change. Except as disclosed in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus, since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in each of the Pricing Disclosure Package and the Prospectus (i) there has not been any material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital since the date of the latest audited consolidated financial statements included in each of the Pricing Disclosure Package and the Prospectus and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except where such loss or interference would not, individually or in the aggregate, have a Material Adverse Effect.

(i)              No Downgrade.  Subsequent to the earlier of (i) the Applicable Time and (ii) the execution and delivery of this Agreement, (A) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred stock issued or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” (as such term is defined in Section 3(a)(62) of the Exchange Act); and (B) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred stock issued or guaranteed by the Company or any of its subsidiaries (other than an announcement with neutral or positive implications of a possible upgrading).

(j)              No Major Disruptions to Financial Markets. Subsequent to the execution and delivery of the Agreement and prior to the Time of Delivery, there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the Exchange; (ii) a suspension or material limitation in trading in the Company’s securities on the Exchange or the B3; (iii) a general moratorium on commercial banking activities declared by either U.S. federal, New York State or Brazilian authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or Brazil; (iv) the outbreak or escalation of hostilities or act of terrorism involving the United States or Brazil or the declaration by the United States or Brazil of a national emergency or war, if the effect of any such event in the Representative’s reasonable judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of any of the Offered Securities being delivered at the Time of Delivery on the terms and in the manner contemplated in each of the Preliminary Prospectus and the Prospectus, or (v) the occurrence of any other calamity or crisis or any material change in financial, political, economic conditions in the United States or Brazil, if the effect of any such event in the reasonable judgment of the International Banks makes it impracticable or inadvisable to proceed with the public offering, placement or the delivery of any of the Offered ADSs being delivered at the Time of Delivery on the terms and in the manner contemplated in each of the Preliminary Prospectus and the Prospectus.

32

(k)            Registration and Listing. The Company’s registration as an issuer (emissor de valores mobiliários) in category “A” with the CVM, the authorization for listing of the Company and trading of the Common Shares (including the Offered Shares) on the Novo Mercado segment of the B3, and the listing of the ADSs (including the Offered ADSs) on the New York Stock Exchange shall be in force and/or have been approved, as applicable, on or prior to the Time of Delivery.

(l)              Exchange Listing. The ADSs to be sold at the Time of Delivery shall have been duly listed, admitted and authorized for trading, subject to notice of issuance, on the Exchange and the Company shall have taken no action designed or likely to have the effect of terminating the registration of the ADSs under the Exchange Act or delisting the ADSs from the Exchange, nor shall the Company have received any notification that the Commission or the Exchange is contemplating terminating such registration or listing.

(m)           Issuance of ADSs and ADRs. The ADS Depositary shall have furnished or caused to be furnished to the Representative at such Time of Delivery certificates satisfactory to the Representative evidencing the deposit with its custodian of the Underlying Shares being so deposited against issuance of ADSs, as may be evidenced by ADRs, to be delivered by the Company at the Time of Delivery, and the execution, countersignature (if applicable), issuance and delivery of ADSs, as may be evidenced by ADRs, pursuant to the ADS Deposit Agreement.

(n)            Lock-up Agreements. The Company shall have obtained and delivered to the Representative executed copies of a lock-up agreement from each of the Company’s officers and directors, substantially in the form of Exhibit A hereto.

(o)            Corporate Authorizations of the Company.  On or before the Time of Delivery, the International Banks shall have received copies of the minutes of meetings of shareholders, directors or officers of the Company, as applicable, duly authorizing (i) underwriting and/or placement of the Offered Securities by the International Banks and/or the Brazilian Underwriters; and (ii) the execution and delivery of any other documents related to the offering and the actions to be taken thereunder.

(p)            Approvals and Consents of the Company.  On or before the Time of Delivery, the Company shall have received all approvals and consents necessary for the (i) underwriting and/or placement of the Offered Securities by the International Banks and the Brazilian Underwriters and (ii) execution and delivery and performance of any documents related to the offering.

33

(q)            Process Agent. The Company shall have appointed Cogency Global Inc. as its authorized service of process agent as set forth in Section 19.

(r)             Furnishing of Prospectus. The Company shall have complied with the provisions of Section 4(c) hereof with respect to the furnishing of prospectuses on the Business Day next succeeding the date of this Agreement.

(s)             Officers’ Certificates from the Company. The Company shall have furnished or caused to be furnished to the International Banks at the Time of Delivery certificates of the chief executive officer and chief financial officer of the Company, substantially in the form of Exhibit B hereto.

(t)              Incumbency Certificate from the Company.  The International Banks shall have received an incumbency certificate, dated as of the Time of Delivery, of two authorized officers of the Company, substantially in the form of Exhibit C hereto, stating on behalf of the Company the incumbency of the officers or representatives of the Company signing this Agreement and any certificates on behalf of the Company.

(u)            Additional Documents. The Company shall have furnished or caused to be furnished to the International Banks, at the Time of Delivery, such additional information, certificates, opinions or documents as the International Banks may reasonably request.

(v)            Transaction Documents. The parties to (i) the Transaction Documents, and (ii) the lock-up agreements each substantially in the form of Exhibit A hereto among the Representative and certain officers and directors of the Company relating to the sales and certain other dispositions of the securities of the Company (including the Offered ADSs and the Offered Shares), delivered to the Representative on or before the date hereof (collectively, the “Lock-up Agreements”), shall have executed and delivered all such documents, which shall be in full force and effect on the Time of Delivery.

The Company will furnish the International Banks with such conformed copies of such opinions, certificates, letters and documents as the International Banks reasonably request. The International Banks may in their sole discretion waive compliance with any conditions to the obligations of the International Banks hereunder.

34

8.               Indemnification and Contribution.

(a)             Indemnification of the International Banks. The Company agrees to indemnify and hold harmless each International Bank, their affiliates, directors, officers, representatives, employees and each person, if any, who controls such International Bank within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonably incurred legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, to which such International Bank may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the ADS Registration Statement, any Preliminary Prospectus, any Company Written Communication, the Pricing Disclosure Package or the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus, any “road show”, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the case of any Preliminary Prospectus, any Company Written Communication, the Pricing Disclosure Package or the Prospectus only, in the light of the circumstances under which they were made, not misleading; and will reimburse each International Bank for any legal or other expenses reasonably incurred and duly documented by such International Bank in connection with investigating or defending any such action or claim described in the foregoing clauses (i) and (ii) as such expenses are incurred; provided, however, that the Company shall not be liable in respect of actions or claims described in the foregoing clauses (i) and (ii) to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the ADS Registration Statement, any Preliminary Prospectus, any Company Written Communication, the Pricing Disclosure Package or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with the Bank Information (as defined in Section 8(b) below).

(b)            Indemnification of the Company. Each International Bank agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in Section 8(a) hereof, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the ADS Registration Statement, any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or any “road show”, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, in the case of any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus only, in the light of the circumstances under which they were made,  or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the ADS Registration Statement, any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or any “road show”, in reliance upon and in conformity with the Bank Information; and will reimburse the Company for any legal or other expenses reasonably incurred and duly documented by the Company in connection with investigating or defending any such action or claim described in the foregoing clauses (i) and (ii) as such expenses are incurred. As used in this Agreement with respect to an International Bank, “Bank Information” shall mean the written information furnished to the Company by such International Bank expressly for use therein; it being understood and agreed upon that the only such information furnished by any International Bank consists of the following information in the Prospectus furnished on behalf of each International Bank: (i) the statements set forth under the caption “Underwriting—Other Relationships” in the Preliminary Prospectus, and the Prospectus; and (ii) the list of International Underwriters and their respective participation in the sale of the Offered ADSs under the caption “Underwriting.”

35

(c)             Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either Section 8(a) or 8(b) hereof, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 8 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 8. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 8 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any International Bank, its affiliates, employees, representatives, directors and officers and any control persons of such International Bank shall be designated in writing by the Representative and any such separate firm for the Company, its directors, officers, employees, affiliates and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this Section 8(c) hereof, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

36

(d)            Contribution. If the indemnification provided for in Section 8(a) and (b) hereof is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such Section 8(a) or 8(b), in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the International Banks on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the International Banks on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the International Banks on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Offered Securities and the total discounts and commissions received by the International Banks, if any, in connection therewith, as provided in this Agreement, bear to the aggregate offering price of the Offered Securities. The relative fault of the Company on the one hand and the International Banks on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, or by the International Banks and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)             Limitation on Liability. The Company and the International Banks agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the International Banks were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d) hereof. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages or liabilities referred to in Section 8(d) hereof shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 8, in no event shall an International Bank be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such International Bank with respect to the offering of the Offered Securities exceeds the amount of any damages that such International Bank has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The International Banks’ obligations to contribute pursuant to this Section 8 are several in proportion to their respective purchase obligations hereunder and not joint.

37

(f)             Non-Exclusive Remedies. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

9.               Defaulting Underwriter.

(a)             If any International Underwriter shall default in its obligation to purchase the ADSs which it has agreed to purchase hereunder at the Time of Delivery, the non-defaulting International Underwriters may in their discretion arrange for the purchase of such Offered ADSs by one or all of the non-defaulting Underwriters or other persons satisfactory to the Company. If within thirty-six hours after such default by any International Underwriter the non-defaulting International Underwriters do not arrange for the purchase of such Offered ADSs, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the non-defaulting International Underwriters to purchase such Offered ADSs on such terms. In the event that, within the respective prescribed periods, the Representative notifies the Company that the Representative has so arranged for the purchase of such Offered ADSs, or the Company notifies you that it has so arranged for the purchase of such Offered ADSs, the Representative or the Company shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the opinion of the Representative may thereby be made necessary. The term “International Underwriter” as used in this Agreement shall include any person substituted under this Section 9 with like effect as if such person had originally been a party to this Agreement with respect to such Offered ADSs.

(b)            If, after giving effect to any arrangements for the purchase of the Offered ADSs of a defaulting International Underwriter or International Underwriters by the non-defaulting International Underwriters and the Company as provided in subsection (a) above, the aggregate number of such Offered ADSs which remains unpurchased does not exceed 10% of the aggregate number of all the Offered ADSs to be purchased at the Time of Delivery, then the Company shall have the right to require each non-defaulting International Underwriter to purchase the number of Offered ADSs which such International Underwriter or International Underwriters agreed to purchase hereunder at the Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Offered ADSs which such International Underwriter agreed to purchase hereunder) of the Offered ADSs of such defaulting International Underwriter or International Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

38

(c)             If, after giving effect to any arrangements for the purchase of the Offered ADSs of a defaulting International Underwriter or International Underwriters by the non-defaulting International Underwriters and the Company as provided in subsection (a) above, the aggregate number of such Offered ADSs which remains unpurchased exceeds 10% of the aggregate number of all the Offered ADSs to be purchased at the Time of Delivery, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting International Underwriters to purchase Offered ADSs of a defaulting International Underwriter or International Underwriters, then this Agreement shall thereupon terminate, without liability on the part of any non-defaulting International Underwriter or the Company, except for the expenses to be borne by the Company and the International Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting International Underwriter from liability for its default.

10.            Survival of Certain Representations and Obligations.  The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and directors and of the several International Banks set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any International Bank, the Company, or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities.

11.            Payment of Expenses.  If this Agreement shall be terminated pursuant to Section 9 hereof, the Company shall be under no liability to any International Bank except as provided in Sections 6 and 8 hereof; but, if for any other reason, any Offered Securities are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the International Banks and the Brazilian Underwriters for all reasonably incurred and duly documented out-of-pocket expenses, including fees and disbursements of counsel, by the International Banks in making preparations for the purchase, sale and delivery and/or the placement of the Offered Securities not so delivered, but the Company shall then be under no further liability to any International Bank except as provided in Sections 6 and 8 hereof.

12.            USA PATRIOT Act. The Company acknowledges and agrees that in accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the International Banks are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of its clients, as well as other information that is reasonably necessary to allow the International Banks to properly identify its clients in accordance with the USA PATRIOT Act.

39

13.            Representative. In all dealings hereunder, you shall act on behalf of each of the International Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any International Underwriter made or given by the Representative.

14.            Notices.  All statements, requests, notices and agreements (each a “Notice”) hereunder will be in writing and shall be deemed to have been duly given if mailed, delivered or transmitted and confirmed by any standard form of telecommunication. Notices to the International Banks will be mailed, delivered, telegraphed or sent by e-mail, telex or facsimile transmission to Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Attention: General Counsel, facsimile: 1-646-291-1469, Bradesco Securities, Inc., 450 Park Avenue, 32nd Floor, New York, NY 10022 Attention: Isabella Behar, Banco BTG Pactual S.A. – Cayman Branch , 601 Lexington Avenue, 57th Floor, New York, NY 10022, Attention: Legal Department, facsimile: (212) 293-4609, Itau BBA USA Securities, Inc., 540 Madison Avenue, 24th Floor, New York, NY 10022, Attention: Chief Compliance Officer, J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Equity Syndicate Desk, Morgan Stanley & Co. LLC, 1585 Broadway, New York, NY 10036, Attention: Equity Syndicate Desk with a copy to the Legal and Compliance Division, Safra Securities LLC, 546 Fifth Avenue, New York, NY 10036, Attention: George Rexing, with a courtesy copy, which shall not constitute notice, to Legal Department at legal@safra.com, Santander Investment Securities Inc., 45 East 53rd Street, New York, NY 10022, Attention: Equity Capital Markets Department, BofA Securities, Inc., One Bryant Park, New York, NY 10036, Attention: Syndicate Department, Credit Suisse Securities (USA) LLC, 11 Madison Avenue, 11th Floor, New York, NY 10010, Attention: IBCM Legal, UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attention: Syndicate Desk; Notices to the Company will be mailed, delivered, telegraphed or sent by e-mail, telex or facsimile transmission to Av. das Nações Unidas, 8501, 1st floor, Pinheiros – 05425-070, São Paulo – SP, Brazil, (fax: +55 11 2322-5740); Attention: Carlos Alberto Bezerra de Moura Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

15.            Successors.  This Agreement shall be binding upon, and inure solely to the benefit of, the International Banks and the Company and, to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Company and each person who controls the Company or any International Bank, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of any of the Offered Securities from any International Underwriter shall be deemed a successor or assign by reason merely of such purchase. The Company’s engagement of the International Banks in connection with the offering and process leading up to such offering is as independent contractors and not in any other capacity.

16.            Business Day.  As used herein, the term “Business Day” shall mean any day when banks are permitted or required to be opened in New York City or São Paulo.

40

17.            Absence of Fiduciary Relationship.  The Company acknowledges and agrees that (i) the purchase and sale of the Offered ADSs or the placement of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several International Banks, on the other, (ii) in connection therewith and with the process leading to such transaction each International Bank is acting solely as a principal and not the agent or fiduciary of the Company, (iii) no International Bank has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such International Bank or their affiliates have advised or are currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iv) has consulted its own legal and financial advisors to the extent it deemed appropriate.  The Company agrees that it will not claim that the International Banks or any of their affiliates, have rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

18.            Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflict of laws that would result in the application of any other law than the laws of the State of New York.  The transactions contemplated by this Agreement have been proposed by the International Underwriters to the Company for the purposes of paragraph 2 of Article 9 of Brazilian Decree-Law No. 4,657 dated September 4, 1942, as amended and for no other purpose or reason whatsoever.

19.            Consent to Jurisdiction and Authorized Agent. The Company and each of the International Banks hereby irrevocably submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in Federal and state courts in the Borough of Manhattan in the City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum.  The Company irrevocably appoints Cogency Global Inc., as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding (“Authorized Agent”), and agrees that service of process upon such agent, and written notice of said service to the Company, by the person serving the same to the address provided in Section 14, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

41

20.            Waiver of Immunity.  To the extent that the Company, or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Brazilian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company or any other matter under or arising out of or in connection with this Agreement, the Company hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by applicable law, and agrees not to plead or claim, any such immunity and consent to such relief and enforcement.

21.            Waiver of Jury Trial.  The parties hereto each hereby waive, to the extent permitted by applicable law, trial by jury in any action, proceeding or counterclaim arising out of, or brought on or with respect to this Agreement, the Offered Securities or any other document executed in connection herewith or therewith.

22.            Judgment Currency.  The obligations of the Company in respect of any sum due to any International Underwriter hereunder shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the “Judgment Currency”), not be discharged until the first business day, following receipt by such International Underwriter of any sum adjudged to be so due in the Judgment Currency, on which (and only to the extent that) such International Underwriter may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to such International Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such International Underwriter against such loss. If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to such International Underwriter hereunder, such International Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to such International Underwriter hereunder.

23.            Counterparts.  This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

24.            Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

25.            Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

42

26.            Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the International Underwriters, or any of them, with respect to the subject matter hereof.

27.            Waiver of Tax Confidentiality.  Notwithstanding anything herein to the contrary, the Company is authorized to disclose to any persons the U.S. federal and state income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company relating to that treatment and structure, without the International Underwriters imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

28.            Recognition of the U.S. Special Resolution Regimes.

(a)             In the event that any International Underwriter or Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such International Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any International Underwriter or Agent that is a Covered Entity or a BHC Act Affiliate of such International Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such International Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 28, “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

[Signature pages follow]

43

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

Citigroup Global Markets Inc.

By: /s/ Juan Carlos George
Name: Juan Carlos George
Title: Managing Director

Bradesco Securities, Inc.

By: /s/ Isabela Behar
Name: Isabela Behar
Title: CCO

BTG Pactual US Capital, LLC

By: /s/ Kevin Younai
Name: Kevin Younai
Title: Authorized Signatory

STATE OF New York

: ss.

COUNTY OF New York

On this 31 day of January, 2022 before me, a notary public within and for said county, personally appeared Kevin Younai, to me personally known who being duly sworn, did say that such person is authorized and authorized signatory of Citigroup Global Markets Inc., which executed the foregoing instrument, and acknowledges said instrument to be the free act and deed of said limited liability company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal.

By: /s/ Aja Jayne Richmond
(Notary Public)
Name: Aja Jayne Richmond

My Commission Expires: 5/16/23
(SEAL)

Itau BBA USA Securities, Inc.

By: /s/ Roderick Greenlees
Name: Roderick Greenlees
Title: Managing Director

By: /s/ Pedro Garcia
Name: Pedro Garcia
Title: Managing Director

J.P. Morgan Securities LLC

By: /s/ Eddy Allegaert
Name: Eddy Allegaert
Title: Managing Director

Morgan Stanley & Co. LLC

By: /s/ Lulica B. Rocha
Name: Lulica B. Rocha
Title:

Safra Securities LLC

By: /s/ Mark Grunwald
Name: Mark Grunwald
Title: President & CEO

By: /s/ Peter Javier
Name: Peter Javier
Title: Director

[Signature Page to International Underwriting and Placement Facilitation Agreement]

Santander Investment Securities Inc.

By: /s/ Sonia Villela Olinto
Name: Sonia Villela Olinto
Title: Executive Director

By: /s/ Daniel Penaloza
Name: Daniel Penaloza
Title: Executive Director

BofA Securities, Inc.

By: /s/ Hans Lin
Name: Hans Lin
Title: Managing Director

By: /s/ Bruno Saraiva
Name: Bruno Saraiva
Title: Managing Director

Credit Suisse Securities (USA) LLC

By: /s/ Marc Bernstein
Name: Marc Bernstein
Title: Managing Director

UBS Securities LLC

By: /s/ Brad Miller
Name: Brad Miller
Title:

By: /s/ Frank Windels
Name: Frank Windels
Title:

[Signature Page to International Underwriting and Placement Facilitation Agreement]

Accepted as of the date first written above.

BRF S.A.

By: /s / Carlos Moura
Name: Carlos Moura
Title: Vice-President & CFO

By: /s/ Lorival Luz
Name: Lorival Luz
Title: CEO

Witnesses:

By: /s/ Bruno Ferla
Name: Bruno Ferla

By: /s/ Gabriela Woge
Name: Gabriela Woge

[Signature Page to International Underwriting and Placement Facilitation Agreement]

Schedule A1

International Underwriter
Citigroup Global Markets Inc.
Banco Bradesco BBI S.A.
Banco BTG Pactual S.A. – Cayman Branch
Itau BBA USA Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Santander Investment Securities Inc.
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Schedule A1

Schedule A2

International Underwriters	Total Number of Offered ADSs to be purchased	Corresponding number of Underlying Shares to be purchased in connection with the purchase of the Offered ADSs
Citigroup Global Markets Inc.	2,500,002	2,500,002
Banco Bradesco BBI S.A.	1,250,000	1,250,000
Banco BTG Pactual S.A. – Cayman Branch.	1,250,000	1,250,000
Itau BBA USA Securities, Inc.	1,250,000	1,250,000
J.P. Morgan Securities LLC	1,250,000	1,250,000
Morgan Stanley & Co. LLC	1,250,000	1,250,000
Santander Investment Securities Inc.	1,250,000	1,250,000
BofA Securities, Inc.	416,666	416,666
Credit Suisse Securities (USA) LLC	416,666	416,666
UBS Securities LLC	416,666	416,666
Total	11,250,000	11,250,000

Schedule A2

Schedule B

MATERIAL SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
BRF GmbH	Austria
BRF Global GmbH	Austria

Schedule B

Schedule C

(i)       Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:

(a) Electronic road show.

(ii)       Additional Documents Incorporated by Reference:

(a) None.

(iii)       Materials other than the Preliminary Prospectus that comprise the Pricing Disclosure Package:

(a) Pricing information provided orally by the International Banks, which consists of:

•	The public offering price per ADS is US$3.79 and the total number of ADSs is 11,250,000; and
•	Zero (0) Offered Shares were placed by the International Banks at an offering price per common share of R$20.00.

Schedule C

Annex A

ISSUER FREE WRITING PROSPECTUSES

1. None.

Annex A

Exhibit A

FORM OF LOCK-UP AGREEMENT

Citigroup Global Markets Inc.

388 Greenwich Street
New York, NY 10013

Ladies and Gentlemen:

The undersigned understands that you, as Representative of the several International Underwriters, propose to enter into an International Underwriting and Placement Facilitation Agreement (the “Underwriting Agreement”) with BRF S.A. (the “Company”), a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil, providing for the public offering (the “International Offering”) by the International Underwriters, of common shares of the Company (the “International Shares”), including common shares represented by American Depositary Shares (the “ADSs”), each representing one common share of the Company. In addition, in connection with a Brazilian Underwriting Agreement, among the Company and the Brazilian underwriters named therein (the “Brazilian Underwriters”), relating to the public sale of common shares of the Company (the “Brazilian Shares” and, together with the International Shares, the “Shares”) with restricted sale efforts in Brazil (together with the International Offering, the “Global Offering”), the undersigned understands that the International Underwriters, along with Safra Securities LLC, expect to act as agents (the “Agents”) to the Brazilian Underwriters for the facilitation of the placement of Offered Shares outside Brazil. The ADSs and the Shares are collectively referred to as the “Securities.” Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Agents’ agreement to facilitate the placement of the Offered Shares and the International Underwriters’ agreement to purchase and conduct the International Offering of the International Shares, including common shares represented by ADSs, and for other good and valuable consideration receipt of which is hereby acknowledged, without the prior written consent of the Representative, on behalf of the International Banks, the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representative. In addition, the undersigned agrees that, without the prior written consent of the Representative, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

Exhibit A

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the public offering date set forth on the Pricing Disclosure Package used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement, to which you are or expect to become parties. Any Securities acquired by the undersigned in the open market will not be subject to this Lock-Up Agreement.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Securities:

(i) as a bona fide gift or gifts, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of this Lock-Up Agreement and confirms that he, she or it has been in compliance with the terms of this Lock-Up Agreement since the date hereof (to the extent applicable);

(ii) if the undersigned is a natural person, to (a) a member of the immediate family of the undersigned (for purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage, or adoption, not more remote than first cousin), (b) any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, and/or charitable organizations or (c) a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity, provided that (x) the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer and confirms that he, she or it has been in compliance with the terms of this Lock-Up Agreement since the date hereof (to the extent applicable), (y) such transfer shall not involve a disposition for value, and (z) no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 or otherwise shall be required or shall be voluntarily made in connection with such transfer;

(iii) to any of its subsidiaries, affiliates or to any investment fund or other entity controlled or managed or under common control or management by the undersigned, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of this Lock-Up Agreement;

(iv) to any partner, member or shareholder of the undersigned, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of this Lock-Up Agreement;

(v) in connection with the exercise of stock options received pursuant to a duly approved stock option plan of the Company in force on the date hereof and disclosed in the Pricing Disclosure Package, provided that any common shares received in connection with the exercise of such stock options shall remain bound by the terms of this Lock-Up Agreement;

Exhibit A

(vi) in any transfer pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of any of the Company’s share capital involving a change of control of the Company, that has been approved by the Company’s board of directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the common shares bound by the terms hereof shall remain subject to the provisions of this Lock-Up Agreement, and provided further that “change of control” as used herein, shall mean a change in ownership of not less than fifty-one percent (51%) of all of the voting stock of the Company;

(vii) by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of this Lock-Up Agreement;

or

(viii) with the prior written consent of the Representative.

In addition, notwithstanding the foregoing, this Lock-Up Agreement shall not restrict the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares or ADSs of the Company, provided that (i) such plan does not provide for the transfer of common shares or ADSs of the Company during the Lock-up Period and (ii) neither the Company nor the undersigned shall effect any public filing or report regarding the establishment of the trading plan.

The restrictions of this Lock-Up Agreement shall apply to any issuer-directed Securities acquired by the undersigned in the public offering pursuant to the Company’s directed share program, if any.

In furtherance of the foregoing, the Company and its transfer agent, registrar and depositary are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This Lock-Up Agreement shall automatically terminate, and the undersigned will be released from all obligations hereunder, upon the earliest to occur, if any, of (a) the date on which the Company files an application to withdraw the Registration Statement with the Securities and Exchange Commission, (b) the date on which the Representative advises the Company in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the Global Offering, (c) the termination of the Underwriting Agreement before the closing of the Global Offering or (d) February 28, 2022, in the event that the Underwriting Agreement has not been executed by such date.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Exhibit A

Very truly yours,

Name:
Position:

Exhibit A

Exhibit B

FORM OF COMPANY’S OFFICERS CERTIFICATE

BRF S.A.

February 4, 2022

This closing certificate is being delivered pursuant to Section 7 of the International Underwriting and Placement Facilitation Agreement dated February 1, 2022 (the “Agreement”) among BRF S.A. (the “Company”), and Citigroup Global Markets Inc., Bradesco Securities, Inc., BTG Pactual US Capital, LLC, Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Safra Securities LLC, Santander Investment Securities Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC.

The undersigned, Lorival Nogueira Luz Júnior and Carlos Alberto Bezerra de Moura, being, respectively, the global chief executive officer and chief financial and investor relations officer of the Company, hereby certify on behalf of the Company that:

(i) subsequent to the date of the most recent financial statements included in or incorporated by reference in each of the Preliminary Prospectus, the Pricing Disclosure Package and the Prospectus, there has been no Material Adverse Change in or affecting the financial condition, business, prospects, properties or results of operations of the Company and its Significant Subsidiaries, taken as a whole, except as described in or expressly contemplated by each of the Registration Statement, the Pricing Disclosure Package and the Prospectus;

(ii) the representations and warranties of the Company set forth in the Agreement and the Brazilian Underwriting Agreement are true, complete and correct on and as of the date hereof, with the same effect as if made herein on the date hereof; and

(iii) the Company has complied with all the agreements and satisfied all the conditions to be performed or satisfied by the Company under the Agreement and the Brazilian Underwriting Agreement at or prior to the date hereof.

Allen & Overy LLP, Pinheiro Guimarães Advogados, Simpson Thacher & Bartlett LLP and Barbosa, Müssnich & Aragão Advogados are entitled to rely on this certificate in connection with the opinions that such firms are rendering pursuant to the Agreement.

Terms used and not otherwise defined herein shall have the meaning given to them in the Agreement.

[Signature Page Follows]

Exhibit B

IN WITNESS WHEREOF, the undersigned have executed this certificate as of the date first written above.

By:__________________________________

Name: Lorival Nogueira Luz Júnior

Title: Global Chief Executive Officer

By:__________________________________

Name: Carlos Alberto Bezerra de Moura

Title: Chief Financial and Investor Relations Officer

Exhibit B

Exhibit C

FORM OF COMPANY’S INCUMBENCY CERTIFICATE

BRF S.A.

February 4, 2022

This incumbency certificate is being delivered pursuant to Section 7 of the International Underwriting and Placement Facilitation Agreement dated February 1, 2022 (the “Agreement”) among BRF S.A. (the “Company”), and Citigroup Global Markets Inc., Bradesco Securities, Inc., BTG Pactual US Capital, LLC, Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Safra Securities LLC, Santander Investment Securities Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC.

The undersigned, Bruno Ferla and Gabriela Woge, being, respectively, the M&A, Legal, Compliance and Governance Vice President and the Finance and Investor Relations Director of the Company, hereby certify on behalf of the Company that they are the duly elected, qualified and acting the M&A, Legal, Compliance and Governance Vice President and the Finance and Investor Relations Director of the Company and that they are authorized to execute this certificate on behalf of the Company. The undersigned do further hereby certify on behalf of the Company that:

(i) attached hereto as Exhibit A is a true, correct and complete copy of the bylaws (Estatuto Social), as amended, of the Company, as in full force and effect, and no amendment thereto has been adopted or filed and no action has been taken by the Company or its shareholders, directors or officers in contemplation of the filing of such amendment;

(ii) attached hereto as Exhibit B are true, correct and complete copies of the resolutions adopted by the Board of Directors of the Company in connection with the offering of the Offered Securities; such resolutions, which constitute all of the resolutions of the Board of Directors of the Company adopted in connection with the transactions contemplated by the Agreement and the Brazilian Underwriting Agreement, have not been amended, modified, revoked or rescinded, and remain in full force and effect;

(iii) no proceeding for the dissolution, merger, consolidation or liquidation of the Company or for the sale of all or substantially all of its assets is pending or, to the best of the undersigned’s knowledge, threatened, and no such proceeding is contemplated by the Company;

(iv) each of the persons listed in Exhibit C is duly elected to, qualified and acting in the office(s) of the Company set forth therein opposite such person’s name and that the signature set forth opposite such person’s name and office(s) is the genuine signature of such person. Each such person listed on Exhibit C has been authorized by the Company to act for and on behalf of the Company with respect to the transactions contemplated by the Agreement; and

Exhibit C

(v) the minutes, records and other documents of the Company made available to Allen & Overy LLP, Simpson Thacher & Bartlett LLP, Pinheiro Guimarães Advogados and Barbosa Mussnich and Aragão Advogados were true, correct and complete in all respects. There have been no material changes, additions or alterations in said minutes, records and other documents that have not been disclosed to Allen & Overy LLP, Simpson Thacher & Bartlett LLP, Pinheiro Guimarães Advogados and Barbosa Mussnich and Aragão Advogados in writing.

Terms used and not otherwise defined herein shall have the meaning given to them in the Agreement.

Exhibit C

IN WITNESS WHEREOF, the undersigned have executed this certificate as of the date first written above.

By:__________________________________

Name: Bruno Ferla

Title: M&A, Legal, Compliance and Governance Vice President

By:__________________________________

Name: Gabriela Woge

Title: Finance and Investor Relations Director

[Signature Page to BRF S.A. Incumbency Certificate]

EXHIBIT A

Bylaws

EXHIBIT B

Resolutions

EXHIBIT C

Incumbency

Name	Title	Signature
Lorival Nogueira Luz Júnior	Global Chief Executive Officer
Carlos Alberto Bezerra de Moura	Chief Financial and Investor Relations Officer